FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 98,794,683

Date: April 30, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer, through a Chinese subsidiary, entered into a partnership agreement with the Industrial Bank Co. Ltd. ("CIB") to allow members of Tenet's Chinese Business Hub to open bank accounts at CIB which are linked to their Business Hub accounts. These bank accounts are meant to accommodate larger clients, such as commodities traders, that have been relying on the Business Hub's services to finance their purchase orders and alleviate their cash flow issues and who may have cash settlement needs that are not available through the virtual bank accounts that had already been available through the Business Hub. Tenet will earn service fees and have administrative oversight of the CIB accounts, which should provide an additional layer of comfort to Business Hub partnering financial institutions, including CIB, when it comes to extending credit to Hub members that have such bank accounts.

The Issuer's Heartbeat platform continued to hit major milestones, including exceeding 400,000 insurance policies processed through the platform, policies valued at more than $175M in the aggregate.

2. Provide a general overview and discussion of the activities of management.

The development and marketing of the Business Hub within Canada continued to make strides. Additional resources continued to be hired during the reporting period and the adaption of the platform for a Canadian market advanced. In addition, members of the Cubeler management team have connected with key SME and lender associations and organizations and plan to participate in strategic meetings and conferences in the coming months to build on these relationships and expand the scope of potential Business Hub members.

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The Issuer's management team spent time during the reporting period on the preparation and filing of its audited financial statements for the year ended December 31, 2021. These financial statements were the most comprehensive in the Issuer's history, in part due to the significant Heartbeat and Cubeler acquisitions, which occurred in 2021.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

The Issuer filed trademark applications with the United States Patent and Trademark Office for the following word marks: "Tenet"; "Cubeler"; and "Tenoris3".

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10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees in Canada during the reporting period in connection with its development and adaption of the Cubeler Business Hub for the North American market.

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	5,000	Incentive stock options issued to consultant of the Issuer. Each option allows its holder to acquire common shares of the Issuer at a price of $4.16 per share.	N/A
Stock Options	12,157	Incentive stock options issued to employees. Each option allows its holder to acquire common shares of the Issuer at a price of $4.16 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: May 06, 2022

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer

Tenet Fintech Group Inc.	April 2022	May 06, 2022

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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